CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, September 30, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated April 21, 2004, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

2. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

3. Spanish and English version of the remissory letter dated July 14, 2004, addressed to the **Superintendencia de Valores** including Forms F-220-511, F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

4. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

Calle 10 No. 4 - 47 Piso 23 P.B.X. 896 4646 - 882 2692 Fax: 883 1664 A.A. 4902 4877 CALI - Colombia.
Cra. 7 No. 71 - 21 Torre A Piso 8-9 P.B.X. 376 5666 Fax. 317 3545 - 317 3585 A.A. 14480 BOGOTÁ - Colombia
Cra. 7ª No. 71 - 21 Torre A Piso 8 Banca de Inversión - PBX: 317 3434 FAX: 317 3868 A.A. 14480 BOGOTÁ - Colombia
Calle 16 Sur No. 43A - 49 P.B.X. 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2201 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

5. Brochure informing about Counselorship for the Financial Customer.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

RECEIVED

2004 OCT -6 P 3:44

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cali, September 30, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated April 21, 2004, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

2. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

3. Spanish and English version of the remissory letter dated July 14, 2004, addressed to the **Superintendencia de Valores** including Forms F-220-511, F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

4. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

5. Brochure informing about Counselorship for the Financial Customer.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, April 21, 2004

Cesar Edgar Rueda Gomez
Jefe Division Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Quarterly information
	01	-	Emitting Requirements
			Whit annexed

Giving fulfillment to the ordered thing in Resolution No. 1447 of 1994 of the Superintendencia de Valores, I send hastened properly to March 31 of 2004 the forms F-220-511, F-220-515 and F-220-516.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 21 de abril de 2004.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a marzo 31 de 2004 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					76.725.353	89,19%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	10,81%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					86.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso.

MARZO 31/2004

F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A MARZO 31 DE 2004

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	12.424.633	14,44%
2	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	8.009.934	9,31%
3	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	7.111.652	8,27%
4	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	6.954.584	8,08%
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	5.427.041	6,31%
6	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860.003.023-3	NIT	COLOMBIANA	4.758.000	5,53%
7	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	3,46%
8	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	2.680.163	3,12%
9	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	2.244.319	2,61%
10	MIZUHO CORPORATE BANK LIMITED	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,29%
11	VALLE CEMENT INVESTMENTS LTD.	805.014.491-4	NIT	EXTRANJERA	1.828.601	2,13%
12	NACION - MINISTERIO DE HACIENDA Y CREDITO PUBLICO	899.999.090-2	NIT	COLOMBIANA	1.811.539	2,11%
13	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,05%
14	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	1.622.571	1,89%
15	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006.270-0	NIT	COLOMBIANA	1.487.159	1,73%
16	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	1.475.777	1,72%
17	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-9	NIT	COLOMBIANA	1.187.035	1,38%
18	UNIVERSIDAD AUTONOMA DE BUCARAMANGA	890.200.499-9	NIT	COLOMBIANA	1.130.317	1,31%
19	MORENO BARBOSA JAIME	19.405.455	C.C	COLOMBIANA	1.000.000	1,16%
20	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,03%
	Total primeros veinte accionistas				68.751.804	79,92%
	Otros accionistas con menor participación				7.973.549	9,27%
	Total acciones ordinarias				76.725.353	89,19%

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A MARZO 31 DE 2004

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	3,52%
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,04%
3	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	1,60%
4	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	195.747	0,23%
5	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,20%
6	BANCO DE CREDITO	860.007.660-3	NIT	COLOMBIANA	147.712	0,17%
7	AGRICOLA BONANZA LTDA.	860.516.787-3	NIT	COLOMBIANA	138.436	0,16%
8	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,13%
9	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	98.898	0,11%
10	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,07%
11	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	NIT	COLOMBIANA	55.900	0,06%
12	PEÑA OCHOA SEBASTIAN	97.112.800.089	C.C.	COLOMBIANA	49.946	0,06%
13	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,05%
14	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,04%
15	UNIVERSIDAD DE SAN BUENAVENTURA	890.307.400-1	NIT	COLOMBIANA	33.300	0,04%
16	FONDO MUTUO DE INVERSION SOCIAL-FONSOCIAL	800.009.863-2	NIT	COLOMBIANA	32.816	0,04%
17	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,04%
18	SALOM ZAIDAN LUIS CARLOS	16.784.872	C.C.	COLOMBIANA	30.634	0,04%
19	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,03%
20	ROMERO DE BAQUERO MARIA NINY	20.298.386	C.C.	COLOMBIANA	27.836	0,03%
	Total primeros veinte accionistas				8.321.866	9,67%
	Otros accionistas con menor participación				977.128	1,14%
	Total acciones preferenciales				9.298.994	10,81%

Total acciones ordinarias	76.725.353	89,19%
Total acciones preferenciales	9.298.994	10,81%
Total acciones en circulación	86.024.347	100,00%

92

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA				COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
		DESCRIPCION RENGLONES		TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	193		76.725.353		192		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		506		9.298.994		501		9.298.994
	999	NUMERO TOTAL	*	699	*	86.024.347	**	693	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		78,14%		3,75%		77,00%		5,74%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		21,86%		96,25%		23,00%		23,00%
	999	TOTAL		100,00%		100,00%		100,00%		28,74%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	3,17%	1	7,59%	1	3,16%	1	8,55%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96,83%		92,41%		96,84%		91,45%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,74%		8,59%		1,04%		11,23%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		21,12%		85,74%		21,96%		83,03%
	999	TOTAL		21,86%		94,32%		23,00%		94,26%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,52%		33,03%		98,66%		40,87%
	010	3.01 % - 10.00 %		1,48%		66,97%		1,34%		59,13%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 21 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto. MARZO 31/2004 F - 220 - 515

(**) 18 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios, se toma como un solo accionista.

INVERSIONISTAS EXTRANJEROS A MARZO 31 DE 2004

	1	MIZUHO CORPORATE BANK LTD.	1.970.888		
	2	VALLE CEMENT INVESTMENTS LTD.	1.828.601		
	3	BANCO CENTRAL HISPANOAMERICANO	883.792		
(*)	4	BANCO SANTANDER COLOMBIA S.A.	729.076		
	5	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
	6	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
			5.463.668	71.981.554	7,59%

		IFC		CAF			
total accionistas (**)	191 -	1	-	1	=	189	
total acc. extranjeros						6	3,17%
total acc. nacionales						183	96,83%
							100,00%

TOTAL ACCIONES	76.725.353
ACC. IFC -	2.976.235
ACC. CAF -	1.767.564
	71.981.554

(*) mas del 60% de su capital es extranjero

(**) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10,00	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 5.361,13	$ 5.478,49
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 3.562,61	$ 3.979,55
	020	UTILIDAD O PERDIDA POR ACCION	$404,74	$34,75
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	286	378
	010	% EMPLEADOS PERMANENTES	96,15%	94,97%
	015	% EMPLEADOS TEMPORALES	3,85%	5,03%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 254.596.450,81	$ 256.944.326,00
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

FILE NO. 82-3457

Cali, July 14, 2004

Cesar Edgar Rueda Gomez
Jefe Division Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Quarterly information
	01	-	Emitting Requirements With annexed

Giving fulfillment to the ordered thing in Resolution No. 1447 of 1994 of the Superintendencia de Valores, I send hastened properly to June 30 of 2004 the forms F-220-511, F-220-515 and F-220-516.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores

No.Radicación : 20047-970
Fecha : 16/07/2004 16:58 143966
Trámite : 20 INFORMES DE FIN DE EJERCICI
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 220 Anexos : 3 MH

Cali, 14 de julio de 2004.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a junio 30 de 2004 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA
COPIA FIRMADA

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					76.725.353	89,19%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	10,81%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					86.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **JUNIO 30/2004** F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A JUNIO 30 DE 2004

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	12.424.633	14,44
2	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	8.009.934	9,31
3	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	7.111.652	8,27
4	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	6.954.584	8,08
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	5.427.041	6,31
6	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860.003.023-3	NIT	COLOMBIANA	4.758.000	5,53
7	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	3,46
8	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	2.680.163	3,12
9	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	2.244.319	2,61
10	VALLE CEMENT INVESTMENTS LTD.	805.014.491-4	NIT	EXTRANJERA	1.828.601	2,13
11	NACION - MINISTERIO DE HACIENDA Y CREDITO PUBLICO	899.999.090-2	NIT	COLOMBIANA	1.811.539	2,11
12	CORPORACION ANDINA DE FOMENTO	860.054.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,05
13	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	1.622.571	1,89
14	JARA ALBARRACIN MANUEL	19.354.408	CC	COLOMBIANA	1.592.182	1,85
15	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006.270-0	NIT	COLOMBIANA	1.487.159	1,73
16	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	1.475.777	1,72
17	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,03
18	BANCO SANTANDER DE COLOMBIA S.A.	890.903.937-0	NIT	EXTRANJERA	729.076	0,85
19	SCARPETTA GNECCO MARIO	16.622.150	CC	COLOMBIANA	653.586	0,76
20	SCARPETTA GNECCO LILLY	31.239.052	CC	COLOMBIANA	646.984	0,75
	Total primeros veinte accionistas				67.085.392	77,98
	Otros accionistas con menor participación				9.639.961	11,21
	Total acciones ordinarias				76.725.353	89,19

(*) La Fed. Nal. de Caf. de Col. - Comite Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Cafe y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A JUNIO 30 DE 2004

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	3,52
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,04
3	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	1,60
4	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	241.539	0,28
5	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,20
6	FUNDACION CLINICA EMMANUEL	860,027,073-5	NIT	COLOMBIANA	113.141	0,13
7	ROBAYO CARDOZO HELMER DOUGLAS	79.353.598	NIT	COLOMBIANA	110.549	0,13
8	BANCO DE CREDITO	860.007.660-3	NIT	COLOMBIANA	101.786	0,12
9	AGRICOLA BONANZA LTDA.	860.516.787-3	C.C.	COLOMBIANA	79.667	0,09
10	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.810-1	C.C.	COLOMBIANA	64.900	0,08
11	JARAMILLO ARBOLEDA CARLOS	6.089.126	NIT	COLOMBIANA	64.461	0,07
12	PEÑA OCHOA SEBASTIAN	97.112.800.089	C.C.	COLOMBIANA	49.946	0,06
13	FONDO MUTUO DE INVERSION SOCIAL-FONSOCIAL	800.009.863-2	NIT	COLOMBIANA	42.816	0,05
14	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,05
15	OCHOA CARVAJAL SILVIA ELENA	43.537.320	NIT	COLOMBIANA	34.248	0,04
16	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,04
17	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,04
18	FUNDACION BIBLIOTECA DE ITAGUI DIEGO ECHAVARRIA MISAS	890.901.523-6	C.C.	COLOMBIANA	32.443	0,04
19	JARA ALBARRACIN MANUEL	19.354.408	C.C.	COLOMBIANA	32.096	0,04
20	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,03
	Total primeros veinte accionistas				8.300.599	9,65
	Otros accionistas con menor participación				998.395	1,16
	Total acciones preferenciales				9.298.994	10,81

Total acciones ordinarias	76.725.353	89,19
Total acciones preferenciales	9.298.994	10,81
Total acciones en circulación	86.024.347	100,00

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	443		76.725.353		189		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		499		9.298.994		504		9.298.994
	999	NUMERO TOTAL	*	942	*	86.024.347	**	693	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		81,16%		6,05%		77,15%		5,74%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		18,84%		93,95%		22,85%		94,26%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	1,13%	1	4,85%	1	3,21%	1	8,55%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		98,87%		95,15%		96,79%		91,45%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,55%		8,59%		1,04%		11,23%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		18,29%		85,36%		21,81%		83,04%
	999	TOTAL		18,84%		93,95%		22,85%		94,27%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,90%		33,03%		98,66%		40,87%
	010	3.01 % - 10.00 %		1,10%		66,97%		1,34%		59,13%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 29 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto. JUNIO 30/2004 F - 220 - 515

(**) 19 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 3.46%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 2,05%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios, se toma como un solo accionista.

INVERSIONISTAS EXTRANJEROS A JUNIO 30 DE 2004

	1	VALLE CEMENT INVESTMENTS LTD.	**1.828.601**		
	2	BANCO CENTRAL HISPANOAMERICANO	**883.792**		
(*)	3	BANCO SANTANDER COLOMBIA S.A.	**729.076**		
	4	VIRGINIA RETIREMENT SYSTEM OMNIBUS	**51.274**		
	5	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	**37**		
			3.492.780	**71.981.554**	**4,85%**

		IFC		CAF		
total accionistas (**)	443 -	1	-	1	= 441	
total acc. extranjeros					5	1,13%
total acc. nacionales					436	98,87%
						100,00%

TOTAL ACCIONES	**76.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	71.981.554

(*) mas del 60% de su capital es extranjero

(**) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10,00	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 5.276,11	$ 5.664,71
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 3.434,33	$ 3.816,39
	020	UTILIDAD O PERDIDA POR ACCION	$293,53	($128,41)
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODIGIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	290	379
	010	% EMPLEADOS PERMANENTES	95,86%	95,25%
	015	% EMPLEADOS TEMPORALES	4,14%	4,75%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 255.861.173,65	$ 264.296.181,00
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

CORPORACION FINANCIERA DEL VALLE S.A.

Desde junio 1º de 2003 nuestros Clientes cuentan con un nuevo servicio.

Defensoría
del Cliente Financiero



La Defensoría del Cliente Financiero



El Defensor del Cliente Financiero es un mediador y conciliador de los conflictos que se generen en las relaciones bancarias y financieras de los clientes o usuarios y las entidades financieras, cuando estos consideren que la entidad financiera ha actuado en forma injusta o contraria a las buenas prácticas y usos financieros.

Si usted tiene algún reclamo en contra de la Corporación y la respuesta no ha sido satisfactoria o simplemente no ha habido respuesta alguna, la Defensoría del Cliente Financiero de la Asobancaria está para ayudarlo a resolver cualquier problema con la entidad financiera.

Reclamos o Quejas que puede resolver El Defensor del Cliente

- Cuando la reclamación no supera los cien (100) salarios mínimos legales mensuales vigentes.
- Está dirigida contra la entidad referida al final de este folleto, o las que se adhieran posteriormente.
- No han transcurrido mas de tres (3) años desde la ocurrencia del caso.

Reclamos o quejas que NO puede resolver El Defensor del Cliente

- No corresponde o no está directamente relacionada con el giro ordinario de las operaciones autorizadas a la entidad financiera;
- Las concernientes al vínculo laboral;
- Aquellas que se deriven de la condición de accionista de la entidad;
- Las relativas al reconocimiento de pensiones, o al pago de indemnizaciones o sumas aseguradas del contrato de seguros;
- Las que se refieren a cuestiones que se encuentren en trámite o hayan sido resueltas en vía judicial, arbitral o administrativa;
- Aquellas que correspondan a la decisión sobre la prestación de un servicio o producto, la celebración de un contrato y sus condiciones, o la vinculación o admisión como cliente;
- Las que se refieran a hechos sucedidos con tres (3) años de anterioridad o más a la fecha de formulación de la queja;
- Las quejas que tengan por objeto los mismos hechos y afecten a las mismas partes y que hayan sido objeto de decisión previa por parte del Defensor del Cliente;
- Las quejas cuya cuantía individual, sumados todos los conceptos, superen los cien (100) salarios mínimos legales mensuales vigentes al momento de su

presentación;
- Si la reclamación es para el reconocimiento de perjuicios diferentes a la aplicación de cláusulas penales o normas con carácter de Ley y que determinen el monto de la indemnización.

Procedimiento para utilizar el Servicio

Cuando usted tenga una queja, en principio, debe presentarla en la dirección física o electrónica de las oficinas de la Corporación Financiera del Valle que aparecen al respaldo. No obstante lo anterior, ésta podrá ser presentada a la Defensoría del Cliente Financiero en cualquiera de las oficinas de la entidad.

Si usted considera que la decisión de la entidad es contraria a sus intereses, podrá presentar la reclamación al Defensor del Cliente (por escrito) en la que debe incluir:

- Sus datos de identificación, dirección, número telefónico, fax o correo electrónico.
- Si presentó reclamación previa ante la entidad, la oficina en la cual lo hizo, indicando la fecha de esta.
- Hechos, razones y causas de la reclamación.
- Solución concreta que espera de la entidad.

Admitida su reclamación por la Defensoría del Cliente Financiero, el Defensor informará a las partes en un término de cinco (5) días hábiles contados desde el día siguiente al recibo de la queja si el asunto es de su competencia o no.

Si para establecer la competencia el Defensor requiere conocer datos que debe facilitarle la entidad reclamada o el cliente o usuario, se comunicará con la parte correspondiente a fin de que alleguen la información requerida. Esta respuesta debe darse dentro de un plazo de quince (15) días hábiles, contados desde el día siguiente en el que se remita la solicitud. Transcurrido este plazo, si el cliente no aporta la información requerida se entenderá desistido el caso, sin perjuicio de que posteriormente decida tramitar su reclamación con la información completa.

Admitida la queja, el Defensor dará traslado de ella a la respectiva entidad, a fin de que allegue la información y presente los argumentos en que fundamenta su oposición. En este evento la entidad dará respuesta en un término de quince (15) días hábiles, contados desde el día siguiente en que se le remita la solicitud de información, término que se ampliará hasta por otros cinco (5) días hábiles, en caso de requerirse información de terceros ajenos a la entidad.

El defensor estudiará la información aportada por las partes y tomará la decisión en un término que en ningún caso podrá ser superior a quince (15) días hábiles, contados desde el día siguiente en que cuente con todos los documentos necesarios para resolver la queja.

El trámite de la reclamación se suspenderá de inmediato en el supuesto de que el reclamante opte por acudir a la vía judicial.

El reclamante podrá desistir de su queja en cualquier momento, así mismo la entidad podrá rectificar libremente su situación con el cliente en cualquier momento anterior a la decisión del Defensor del Cliente. En ambos casos se pondrá tal situación en conocimiento del Defensor del Cliente.

Su reclamación será tratada con absoluta confidencialidad y el Defensor del Cliente Financiero solo podrá revelar su identidad a la entidad involucrada.

Solución a su Problema

La solución será comunicada por escrito tanto al cliente como a la entidad, la cual en caso de aceptar el fallo del Defensor, está obligada a cumplir su contenido dentro del plazo que el Defensor señale.

La aceptación de la resolución por parte del cliente es de carácter voluntario, exigiéndose como requisito previo a la ejecución de esta, que declare por escrito la aceptación de la resolución proferida por el defensor en un plazo de quince (15) días comunes. Transcurrido dicho término sin respuesta del cliente, se entenderá que rechaza el contenido de la resolución. Si es aceptada, se procederá a la firma de un acuerdo de transacción.

El cliente inconforme con el contenido de la resolución, bien porque ha transcurrido el plazo para la aceptación o porque ha comunicado su negativa de aceptarlo, estará libre para entablar las acciones legales que puedan corresponder.

DEFENSORÍA DEL CLIENTE FINANCIERO ASOBANCARÍA

Defensor Principal: César Gómez Estrada
Defensor Suplente: Rosa Lucía Giraldo

Calle 98 No. 22-64 Oficina 410 Bogotá Tels: 6104176 / 6360510 / 6360776
Telefax: 6361413 A.A. 11482
E-mail: defensordelcliente@asobancaria.com

Oficinas de la Corporación Financiera del Valle S.A.

CALI

- **Oficina Pricipal:** Calle 10 No. 4 - 47 Piso 23
- **Oficina Pasarela:** Av. Estación C.C. Pasarela local 156B
- **Oficina sur Unicentro:** Unicentro Local 215

BOGOTÁ

- **Oficina Pricipal:** Cra. 7 No. 71 - 21 Torre A Piso 8 y 9
- **Oficina Banca Privada:** Cra. 7 No. 33 - 42 Piso 1
- **Oficina Chico:** Calle 93 A No. 11 - 60
- **Oficina Banca de Inversión:** Cra. 7 No 71 - 21 Torre A Piso 8

MEDELLÍN

- **Oficina Centro:** Calle 52 No. 45 - 94 Local 9901 Piso 1
- **Oficina Poblado:** Calle 16 sur No. 43A - 49

BARRANQUILLA Cra. 52 No. 74-56 Local 105

MANIZALES Cra. 22 No. 20 - 43

E-mail ocampo@corfivalle.com.co

CORPORACION FINANCIERA DEL VALLE S.A.

From June 1, 2003 we are offering our Customers a new service:

Counselorship
For the Financial Customer

Financial Customer Counselorship

The Financial Customer Counselorship is a mediator and conciliator of conflicts arising from the banking and financial relationships between customers or users and the financial entities, when customers consider that the financial entity has had an unproper behavior or contrary to good financial practices or uses.

If you have any claim against the Corporation and the response has not been satisfactory or no response has been given, Asobancaria Financial Customer Counselorship is ready to provide help in solving any problem with the financial entity.

The following claims can be solved by the Customer Counselorship:

- It does not exceed one hundred (100) minimum legal monthly salaries in force.
- It is addressed against an entity referred at the end of this brochure, or subsequently adhered to.
- No more than three days have ellapsed since occurrence of the event.

The following Claims cannot be solved by the Customer Counselorship:

- It is not directly related to the regular authorized operations of the financial entity.
- Claims concerning labor agreements;
- The ones derived from the entity's shareholder status;

- The ones related to recognition of pensions, or payment of indemnifications or amounts subject to an insurance agreement;
- Those related to issues subject to judicial, arbitration or administrive procedure;
- Those subject to a decision on providing a service or product, making of agreements or its conditions, or acceptance or admission as customer;
- The ones referred to facts occuring at least three (3) days or more before the claim is filed;
- Claims whose objects are the same facts and affect the same parties and have been subject to a previous decision from the Customer Counsel;
- Claims whose individual amount, after adding up all the concepts, exceed one hundred (100) minimum monthly legal salaries by the time they are filed;
- If the claim has the purpose of recognizing prejudices other than the application of penal clauses or regulations with character of Law and that determine the amount of the indemnification.

Procedure to Use the Service

When filing a claim, this should be sent to the Corporacion Financiera del Valle's headquarter address or e-mail on the back of this brochure. In spite of the above, the claim may be filed to the Financial Customer Counselorship at any of the entity's offices.

Is you consider that the decision of the entity goes against your interests, the claim may be filed to the Customer Counsel (in written form) including the following:

- Identification, address, telephone number, fax number or e-mail.
- If previous claim was been filed to this entity, indicate the office that received such claim, and the date.
- Facts, reasons and causes of the claim.
- Concrete solution expected by the entity.

As soon as the claim is received by the Financial Customer Counselorship, the Counsel shall advise the parties within five (5) working days since the day following receipt of claim whether the issue is of its competence or not.

If, in order to determine competence the Counsel is required to know some data to be provided by the respondent entity or the customer or the user, the Counsel shall contact the relevant party in order to obtain the required information. Such response shall arrive within fifteen (15) working days, since the day following the day of receipt of request. After this deadline, if customer fails to provide the requested information, this shall be understood as a waiver by customer, with no prejudice to subsequent decision of processing the claim with the complete information.

Upon accepting the claim, the Counsel shall submit it to the respective entity, who shall annex the necessary information and submit the arguments supporting its oposition. In this case, the entity shall respond within fifteen (15) working days, since the day following remittance of information request. Such deadline may be postponed up to five (5) working days, in case third parties information is required.

The counsel shall review the information submitted by the parties and shall make a decision no later than fifteen (15) day working after submittance of all necesarry documents to solve the claim.

The claim proceeding shall be immediately suspended in case claimant chooses to resort to law.

The claim may be waived by claimant at any time, as well as the entity may freely correct its situation with the customer at any time previous to the Customer Counsel's decision. In both cases the Customer Counsel shall be acknowledged of the situation.

The claim shall be treated with absolute confidentiality and the Financial Customer Counsel may only disclose claimant's identity to the involved entity.

A Solution to your Problem

The solution shall be given in written form both to the customer and to the entity. The latter, in case of accepting the Counsel's decision, shall be bound to fulfill its content within the term indicated by the Counsel.

The acceptance of the resolution by the customer is voluntary. Previous to the execution of such resolution, customer is required to provide a written statement on his acceptance of such resolution within fiffteen regular days. If customer fails to respond within such term, the resolution is understood as rejected. If it is accepted, a transaction agreement shall be signed.

The non-accepting customer, either because the acceptance term has ellapsed or because he has stated his non-acceptance, shall be free to make a suit.

ASOBANCARIA FINANCIAL CUSTOMER COUNSELORSHIP
Main Counsel: Cesar Gomez Estrada
Alternate Counsel: Rosa Lucia Giraldo